Exhibit 99.1

ELBIT IMAGING ANNOUNCES

SIGNING AN AMENDMENT TO THE LOAN AGREEMENT WITH BANK HAPOALIM

Tel Aviv, Israel, November 28, 2017, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its announcements dated on November 14, 2013, December 30, 2013 and March 22, 2016, regarding the loan agreement with Bank Hapoalim B.M. (the “Bank” and “Loan agreement”), that it has signed an amendment to the Loan Agreement So that the repayment date of the loan will be postponed as detailed below (the “Amendment” and the “Loan”).

The balance of the debt as of November 22, 2017 is approximately 12.65 million EURO which were due on November 30, 2017. Upon signing the Amendment, the Company will pay €1,050,000 to the Bank, so that the balance of the Loan will be €11.6 million (“Updated Balance”). The Updated Balance will be repaid to the Bank in monthly installments, according to the following payment schedule:

1.	€1,000,000 will be repaid on December 27, 2017.

2.	The remaining balance of the Loan will be paid no later than January 31, 2018.

The Loan will bear interest at the rate of LIBOR + 4.65%, to be paid by the Company in monthly installments beginning December 27, 2017.

Any funds that the Company will receive from the sale of the Radisson Blu Hotel in Bucharest Romania, and/or from any other sources, will be used for early repayment on account of, or full repayment, as the case may be, of the Loan.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2016, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com